SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stronghold Digital Mining, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86337R103
(CUSIP Number)

October 27, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

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1		NAME OF REPORTING PERSONS Whitehawk Finance LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,989,551
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,989,551
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,989,551
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%(1)(2)
12		TYPE OF REPORTING PERSON* OO

(1)	This amount comprises beneficial ownership of 1,989,551 shares of Class A Common Stock which consists of 1,989,551 shares which are issuable upon exercise of Warrants held by the Reporting Person, with each Warrant exercisable for one share of Class A Common Stock at a price of $0.01 per share (the “Warrants”). As more fully described in Item 4 below, 4,000,0000 Warrants are subject to a customary 9.99% blocker provision pursuant to which the Reporting Person would not have the right to exercise the Warrants to the extent that the Reporting Person, together with its affiliates, would beneficially own more than 9.99% of the Class A Common Stock.
(2)	Calculated based on 20,096,481 shares of Class A Common Stock outstanding as of August 12, 2022, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 18, 2022 (the “Quarterly Report”).

CUSIP No. 86337R103	13G	Page 3 of 7

SCHEDULE 13G/A

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Whitehawk Finance LLC, a Delaware limited liability company.

Item 1(a)	Name of Issuer.

Stronghold Digital Mining, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

595 Madison Avenue, 28th Floor

New York, New York 10022

Item 2(a)	Name of Person Filing.

Whitehawk Finance LLC

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

11601 Wilshire Boulevard, Suite 1250

Los Angeles, California 90025

Item 2(c)	Citizenship or Place of Organization.

Whitehawk Finance LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number.

86337R103

CUSIP No. 86337R103	13G	Page 4 of 7

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount beneficially owned:

As of October 27, 2022, Whitehawk Finance LLC beneficially owned an aggregate of 1,989,551 shares of Class A Common Stock issuable upon the exercise of the Warrants. As described below, certain of the Warrants contain a 9.99% beneficial ownership limitation.

The Reporting Peron’s ownership of the Issuer’s securities includes (1) 353,399 Warrants, exercisable at any time and (2) 4,000,000 Warrants which contain a customary 9.99% blocker provision (the “Blocker Warrants”). The foregoing beneficial ownership of 1,989,551 shares of Class A Common Stock excludes 2,363,848 shares of Class A Common Stock issuable upon exercise of the Blocker Warrants as the holder does not have the right to exercise the Blocker Warrants to the extent that, following exercise, the Reporting Person, together with its affiliates, would beneficially own more than 9.99% of the Class A Common Stock outstanding.

(b)	Percent of Class:

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The following percentage calculated based on 20,096,481 shares of Class A Common Stock outstanding as of August 12, 2022, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report. As described above, the Blocker Warrants contain a 9.99% beneficial ownership limitation.

Whitehawk Finance LLC: 9.99%

The Reporting Peron’s ownership of the Issuer’s securities includes (1) 353,399 Warrants, exercisable at any time and (2) 1,636,152 Blocker Warrants. The foregoing excludes 2,363,848 shares of Class A Common Stock issuable upon exercise of the Blocker Warrants as the holder does not have the right to exercise the Warrants to the extent that, following exercise, the Reporting Person, together with their affiliates, would beneficially own more than 9.99% of the Class A Common Stock outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Whitehawk Finance LLC: 1,989,551 shares

(ii)	Shared power to vote or direct the vote:

Whitehawk Finance LLC: 0 shares

(iii)	Sole power to dispose or to direct the disposition of:

Whitehawk Finance LLC: 1,989,551 shares

(iv)	Shared power to dispose or to direct the disposition of:

Whitehawk Finance LLC: 0 shares

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86337R103	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2022

Whitehawk Finance LLC

	By:	/s/ Harry Chung
	Name:	Harry Chung
	Title:	Chief Operating Officer and Chief Financial Officer